UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
(Amendment No. 1)
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2020
SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11,
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco
Telephone : +30 2 111 888 400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ⌧           Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ____:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ____:
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐          No   ⌧
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____.

EXPLANATORY NOTE
Safe Bulkers, Inc. (the “Company”) is filing this Amendment No. 1 to the Company’s Form 6-K that was filed with the Securities and Exchange Commission on June 16, 2020 (the “Original Filing”) to correct a scrivener’s error on pages 10 and 12 of the Proxy Statement for the 2020 Annual Meeting of Stockholders (the “Proxy Statement”) included as Exhibit 99.1 to the Original Filing.  Accordingly, (i) the first sentence of the third paragraph under the caption “PROPOSAL THREE: APPROVAL OF AN AMENDMENT TO THE COMPANY’S FIRST AMENDED AND RESTATED ARTICLES OF INCORPORATION TO AUTHORIZE A REVERSE STOCK SPLIT OF OUR ISSUED AND OUTSTANDING COMMON STOCK” on page 10 of the Proxy Statement is hereby amended and restated to read as follows: “If the Board determines to implement the Reverse Stock Split, depending on the ratio for the Reverse Stock Split determined by our Board, no less than two and no more than five shares of existing Common Stock will be combined into one share of Common Stock.” and (ii) the first sentence of the first paragraph under the caption “Effect of the Reverse Stock Split on Holders of Outstanding Common Stock” on page 12 of the Proxy Statement is hereby amended and restated to read as follows: “Depending on the ratio for the Reverse Stock Split determined by our Board, a minimum of two and a maximum of five shares in aggregate of existing Common Stock held by stockholders will be combined into one new share of Common Stock.”  Except as described above, no other information in the Original Filing has been updated and this Amendment No. 1 continues to speak as of the date of the Original Filing. This Amendment does not reflect events that have occurred after the filing date of the Original Filing, and does not amend, modify or update in any way disclosures made in the Original Filing except as set forth in this explanatory note.
INCORPORATION BY REFERENCE
This Report on Form 6-K/A shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on July 1, 2020 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  July 27, 2020
SAFE BULKERS, INC.,

By:	/s/ KONSTANTINOS ADAMOPOULOS
Name: Konstantinos Adamopoulos
Title: Chief Financial Officer